SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

October 10, 2012

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 30, 2012 to October 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary

Date:	October 10, 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 23AWC

Alcoa Third Quarter Earnings Results

We note Alcoa Inc’s (Alcoa) quarterly earnings release and attach it for reference. We have also attached relevant market data to assist readers in understanding the market, operational, and commercial matters of Alcoa World Alumina & Chemicals (“AWAC”).

AWAC’s production of alumina for the third quarter was 3.9 million tonnes. Shipments increased to 4.0 million tonnes during the third quarter as a result of the recovery of shipments delayed by weather at the end of the second quarter.

Alumina Limited CEO, John Bevan, commented, “The third quarter financial performance reflected lower alumina prices and the continued strength in the Australian dollar. There have been early signs of improvement in market conditions in the fourth quarter, although the outlook for pricing remains uncertain. Operationally, productivity improvements continued, coupled with improved working capital management and relatively flat input costs.”

AWAC remains on track for the key strategic initiative of converting alumina sales to a spot/index basis. By the end of the 2012 year, approximately 40% of 3rd party SGA shipments are expected to be priced on a spot or indexed basis.

Alumina Limited did not receive any dividends from AWAC for the quarter. However Alcoa and Alumina Limited have agreed Alumina Limited will receive dividends from AWAC of US$20 million during 4Q 2012, and not less than US$100 million during 2013.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

The Alcoa quarterly earnings release noted the settlement of the civil proceedings brought by Aluminium Bahrain BSC (“Alba’) against Alcoa, Alcoa World Alumina LLC (“AWA”) and others without any admission of liability, by a cash settlement payment of US$85 million, to be paid by AWA in two equal instalments by the first anniversary of the settlement. The cash settlement payment by AWA will be funded by AWA through debt facilities. Alumina Limited will not provide any funding to AWA in this regard, by either debt or equity. In addition, AWA has agreed to enter into a long term alumina supply agreement with Alba. In the event that settlements are reached in relation to the US Department of Justice and US Securities & Exchange Commission investigations of the Alba matter, Alcoa and Alumina Limited have agreed that the cash costs of the settlement of the Alba civil proceedings and regulatory investigations will be allocated between them such that 62.5% will be borne by Alcoa and 37.5% by AWAC, with AWAC funding all settlement payments by debt, without any call on Alumina Limited to contribute funds to AWAC for this purpose.

For investor enquiries:	For media enquiries:
Ben Pitt	Scott Hinton
Investor Relations Manager	Hinton and Associates
Phone: +61 3 8699 2609	Phone: +61 3 9600 1979
ben.pitt@aluminalimited.com	Mobile: +61 437 361 433

John Bevan
Chief Executive Officer
Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster
Stephen Foster Company Secretary

10 October 2012

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

10/9/2012

Alcoa Reports Loss From Continuing Operations Of $0.13 Per Share; Income Of $0.03 Per Share Excluding Special Items

Solid Revenue Despite Lower Aluminum Prices;

Continued Record Results in Mid and Downstream

Alcoa, Alba Settle Civil Litigation

3Q 2012 Highlights

•	Loss from continuing operations of $143 million, or $0.13 per share; excluding special items, income from continuing operations of $32 million, or $0.03 per share

•	Solid revenue of $5.8 billion, despite 17 percent decline in realized metal price year-on-year

•	Record third quarter results in Global Rolled Products and Engineered Products and Solutions; significant sequential performance improvement in Alumina and Primary Metals

•	Days working capital a record low for third quarter

•	Cash on hand of $1.4 billion

•	Company sees global aluminum demand of 6 percent in 2012; reaffirms long-term outlook that aluminum demand will double 2010 to 2020

NEW YORK—(BUSINESS WIRE)—Alcoa (NYSE:AA) today reported a loss from continuing operations of $143 million, or $0.13 per share, which includes special items of $175 million, primarily related to environmental remediation of the Grasse River in New York State, and the settlement of a civil lawsuit brought by Aluminium Bahrain (Alba) that had been pending in the U.S. District Court in Pittsburgh. Excluding the negative impact of special items, income from continuing operations was $32 million, or $0.03 per share.

The Company reported performance improvements across all segments and solid revenue of $5.8 billion despite a 5 percent decline in realized aluminum prices sequentially and 17 percent year-on-year.

“Markets seem to be driven more by headlines than fundamentals right now, but Alcoa remains focused on the things within our control”, said Klaus Kleinfeld, Chairman and CEO.

“We’re capitalizing on pockets of strong growth and achieving record profitability in our mid and downstream businesses. We’re improving performance in the upstream while optimizing our assets, and across the board we’re driving productivity gains.”

Third quarter 2012 net loss of $143 million, or $0.13 per share, compared to a net loss of $2 million, or $0.00 per share, in second quarter 2012, and net income of $172 million, or $0.15 per share, in third quarter 2011.

Adjusted EBITDA for the third quarter was $282 million, down 45 percent from second quarter 2012 mainly due to lower realized prices and special items.

Special items in third quarter 2012 included reserves for environmental remediation, a net discrete tax charge, uninsured losses related to a fire at the Massena, New York site, the negative impact of mark-to-market changes on certain energy contracts, and restructuring and other charges.

Additionally, Alcoa confirmed it has entered into a settlement agreement with Aluminium Bahrain B.S.C. (“Alba”) resolving a civil lawsuit that had been pending in the U.S. District Court for the Western District of Pennsylvania since 2008. Without admitting any liability, Alcoa agreed to make a cash payment to Alba of $85 million payable in two installments. One half was made at settlement and the other half will be made one year later. The settlement amount is within the range Alcoa previously estimated as its reasonably possible losses, which it disclosed in its second quarter 2012 earnings announcement. Alcoa said the settlement with Alba represents the best possible outcome and avoids the time and expense of complex litigation.

Based on the settlement agreement with Alba, Alcoa recorded a $40 million charge ($15 million after-tax and non-controlling interest) in the third quarter in addition to the $45 million charge ($18 million after-tax and non-controlling interest) it recorded in the second quarter. Alcoa estimates an additional possible after-tax charge of approximately $25 to 30 million to reflect an agreement between the shareholders of Alcoa World Alumina LLC regarding the cash costs of the settlement of the Alba civil lawsuit; such charge would be recognized in the event that a settlement is reached with the Department of Justice and the Securities and Exchange Commission regarding their investigations.

Alcoa and Alba have also resumed a commercial relationship and have entered into an Alumina Price Index-based, long-term alumina supply agreement, demonstrating a mutual desire to work together going forward and the significant value that Alcoa brings to customers in the region through superior quality and optimal logistics of its alumina.

Third quarter 2012 revenue was $5.8 billion, down 9 percent compared with third quarter 2011, primarily due to a 17 and 20 percent year-on-year respective decline in the realized metal price and realized alumina price.

Alcoa continued to turn in strong performance in the third quarter, despite market turbulence.

Amidst challenging market conditions, Alcoa’s upstream businesses achieved significant performance improvement in the third quarter, delivering $98 million of combined sequential operational improvements across the Alumina and Primary Metals segments as higher volume, improved price and mix, and productivity gains more than offset cost headwinds.

In what is traditionally a weaker quarter, Alcoa’s midstream and downstream businesses continued to turn in record performance. Global Rolled Products continued to deliver strong profitability despite European weakness, achieving record third quarter ATOI of $98 million, up 3 percent sequentially, and 63 percent year-on-year. Adjusted EBITDA per metric ton for Global Rolled Products was a third quarter record at $395, and year-to-date record at $405, 72 percent higher than the 10-year average. Engineered Products and Solutions achieved a record adjusted EBITDA margin of 20 percent, a third consecutive quarterly record.

Alcoa is on track to deliver against its financial and operational targets in 2012. The Company continued strong productivity growth across the upstream and downstream segments this quarter, driven by higher utilization rates, process innovations, lower scrap rates, and usage reductions.

Following the record low in days working capital achieved for both the first quarter and second quarter of 2012, Alcoa also achieved a record low in days working capital for the third quarter at 33 days, five days lower than the previous third quarter record set in 2011. This is the 12th successive quarter the Company has demonstrated year-over-year improvement.

In third quarter 2012, the debt-to-capital ratio stood at 36.1 percent, with net debt-to-capital at 32.4 percent, and liquidity remained strong with $1.4 billion cash on hand. Following on the improved working capital performance, the Company generated cash from operations of $263 million in the quarter. Capital spending was $302 million in the quarter, compared to $291 million in second quarter 2012. Free cash flow in the third quarter was a negative $39 million. Expenditures on the Saudi Arabia joint venture project were also on track at $16 million.

Alcoa continues to execute on previously announced curtailments in the upstream business, improving competitiveness and driving toward the Company’s stated goal of moving down the cost curve 10 percentage points in smelting and 7 percentage points in refining by 2015. In line with plans announced in January 2012, Alcoa has completed partial curtailments at La Coruña and Avilés, Spain, and the Portovesme, Italy curtailment is underway and will be complete by November 30, 2012. Additionally, Alcoa permanently closed its smelter at Alcoa, Tennessee, and two lines at Rockdale, Texas. When the Portovesme smelter is fully curtailed, Alcoa will have 14 percent of its highest-cost system smelting capacity offline.

Alcoa has moderated its 2012 global aluminum demand forecast to 6 percent, down from 7 percent, as a slowdown in China slightly impacts the second half outlook. The aluminum market grew 13 percent in 2010, and 10 percent in 2011, and is well ahead of the 6.5 percent compound annual growth rate needed to meet Alcoa’s projection of a doubling of aluminum demand 2010 to 2020.

In Alcoa’s global end markets, positive growth continues, particularly in the aerospace market where we see 13 to 14 percent year-on-year growth, and in the automotive market, where we have raised our 2012 North American forecast by 1 percent. Alcoa’s 2012 global growth outlook for packaging (2 to 3 percent), commercial building and construction (2.5 to 3.5 percent), and industrial gas turbine (3 to 5 percent) markets remains positive and unchanged. In the heavy truck and trailer market, Alcoa is lowering 2012 growth expectations (7 to 9 percent decline) in anticipation of a slowdown across all major regions.

Segment Information

Alumina

After-tax operating income (ATOI) in the third quarter was negative $9 million, down $32 million compared with second quarter 2012 and down $163 million compared with third quarter 2011. The sequential quarter decrease was driven by lower London Metal Exchange (LME)-based pricing and unfavorable currency impact, partially offset by stable Alumina Price Index-pricing, productivity gains, and higher volumes.

Primary Metals

ATOI in the third quarter was negative $14 million, down $11 million sequentially, and down $124 million year-on-year. LME-based pricing negatively impacted results by $36 million sequentially, in addition to higher alumina costs. Productivity gains, cost decreases, and improved regional premiums partially offset these negative impacts. Third-party realized price in the third quarter was $2,222 per metric ton, down 5 percent sequentially and down 17 percent year-on-year.

Global Rolled Products

ATOI for the third quarter was $98 million, up $3 million, or 3 percent, sequentially and up $38 million, or 63 percent, year-on-year. The sequential increase was mainly driven by improved price and mix, mostly offset by lower volume and increased costs. The year-on-year improvement was driven by better price and mix, higher volume, and strong productivity gains.

Engineered Products and Solutions

ATOI in the third quarter was $160 million, flat sequentially and up $22 million, or 16 percent, year-on-year. Sequentially, continued productivity improvements and favorable Massena impacts were offset by cost increases and unfavorable volume. The year-on-year improvement was driven primarily by productivity gains, partially offset by cost increases.

Alcoa will hold its quarterly conference call at 5:00 PM Eastern Time on October 9, 2012 to present quarterly results. The meeting will be webcast via alcoa.com. Call information and related details are available at www.alcoa.com under “Invest.”

About Alcoa

Alcoa is the world’s leading producer of primary aluminum and fabricated aluminum, as well as the world’s largest miner of bauxite and refiner of alumina. In addition to inventing the modern-day aluminum industry, Alcoa innovation has been behind major milestones in the aerospace, automotive, packaging, building and construction, commercial transportation, consumer electronics, and industrial markets over the past 120 years. Among the solutions Alcoa markets are flat-rolled products, hard alloy extrusions, and forgings, as well as Alcoa® wheels, fastening systems, precision and investment castings, and building systems in addition to its expertise in other light metals such as titanium and nickel-based superalloys. Sustainability is an integral part of Alcoa’s operating practices and the product design and engineering it provides to customers. Alcoa has been a member of the Dow Jones Sustainability Index for 11 consecutive years and approximately 75 percent of all of the aluminum ever produced since 1888 is still in active use today. Alcoa employs approximately 61,000 people in 31 countries across the world. More information can be found at www.alcoa.com.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “expects,” “forecasts,” “goal,” “outlook,” “plans,” “projects,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand for aluminum, end market conditions, growth opportunities for aluminum in automotive, aerospace, and other applications, or other trend projections, targeted financial results or operating performance, and statements about Alcoa’s strategies, outlook, and business and financial prospects. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa, including aerospace, automotive, commercial transportation, building and construction, packaging, and industrial gas turbine; (d) the impact of changes in foreign currency exchange rates on costs and results, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian kroner; (e) increases in energy costs, including electricity, natural gas, and fuel oil, or the unavailability or interruption of energy supplies; (f) increases in the costs of other raw materials, including calcined petroleum coke, caustic soda, and liquid pitch; (g) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its refining and smelting businesses down on the industry cost curves and increasing revenues in its Global Rolled Products and Engineered Products and Solutions segments), anticipated from its restructuring programs, productivity improvement, cash sustainability, and other initiatives; (h) Alcoa’s inability to realize expected benefits from newly constructed, expanded or acquired facilities or from international joint ventures as planned and by targeted completion dates, including the joint venture in Saudi Arabia or the upstream operations and investments in hydropower projects in Brazil; (i) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, civil unrest, and other events beyond Alcoa’s control; (j) the outcome of contingencies, including legal proceedings, government investigations, and environmental remediation; (k) the business or financial condition of key customers, suppliers, and business partners; (l) changes in tax rates or benefits; (m) adverse changes in discount rates or investment returns on pension assets; (n) the impact of cyber attacks and potential information technology or data security breaches; and (o) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2011 and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited)

(in millions, except per-share, share, and metric ton amounts)

	Quarter ended
	September 30, 2011	June 30, 2012	September 30, 2012
Sales	$6,419	$5,963	$5,833

Cost of goods sold (exclusive of expenses below)	5,290	5,154	5,266
Selling, general administrative, and other expenses	261	245	234
Research and development expenses	47	47	51
Provision for depreciation, depletion, and amortization	376	363	366
Restructuring and other charges	9	15	2
Interest expense	125	123	124
Other expenses (income), net	31	22	(2)

Total costs and expenses	6,139	5,969	6,041

Income (loss) from continuing operations before income taxes	280	(6)	(208)
Provision (benefit) for income taxes	55	13	(33)

Income (loss) from continuing operations	225	(19)	(175)
Loss from discontinued operations	—	—	—

Net income (loss)	225	(19)	(175)
Less: Net income (loss) attributable to noncontrolling interests	53	(17)	(32)

NET INCOME (LOSS) ATTRIBUTABLE TO ALCOA	$172	$(2)	$(143)

AMOUNTS ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Income (loss) from continuing operations	$172	$(2)	$(143)
Loss from discontinued operations	—	—	—

Net income (loss)	$172	$(2)	$(143)

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Income (loss) from continuing operations	$0.16	$—	$(0.13)
Loss from discontinued operations	—	—	—

Net income (loss)	$0.16	$—	$(0.13)

Diluted:
Income (loss) from continuing operations	$0.15	$—	$(0.13)
Loss from discontinued operations	—	—	—

Net income (loss)	$0.15	$—	$(0.13)

Average number of shares used to compute:
Basic earnings per common share	1,064,226,988	1,066,763,022	1,067,000,575
Diluted earnings per common share	1,164,085,935	1,066,763,022	1,067,000,575
Shipments of aluminum products (metric tons)	1,277,000	1,305,000	1,317,000

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited), continued

(in millions, except per-share, share, and metric ton amounts)

	Nine months ended September 30,
	2011	2012
Sales	$18,962	$17,802

Cost of goods sold (exclusive of expenses below)	15,252	15,518
Selling, general administrative, and other expenses	759	720
Research and development expenses	136	141
Provision for depreciation, depletion, and amortization	1,112	1,098
Restructuring and other charges	49	27
Interest expense	399	370
Other (income) expenses, net	(47)	4

Total costs and expenses	17,660	17,878

Income (loss) from continuing operations before income taxes	1,302	(76)
Provision for income taxes	329	19

Income (loss) from continuing operations	973	(95)
Loss from discontinued operations	(5)	—

Net income (loss)	968	(95)

Less: Net income (loss) attributable to noncontrolling interests	166	(44)

NET INCOME (LOSS) ATTRIBUTABLE TO ALCOA	$802	$(51)

AMOUNTS ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Income (loss) from continuing operations	$807	$(51)
Loss from discontinued operations	(5)	—

Net income (loss)	$802	$(51)

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Income (loss) from continuing operations	$0.76	$(0.05)
Loss from discontinued operations	(0.01)	—

Net income (loss)	$0.75	$(0.05)

Diluted:
Income (loss) from continuing operations	$0.71	$(0.05)
Loss from discontinued operations	—	—

Net income (loss)	$0.71	$(0.05)

Average number of shares used to compute:
Basic earnings per common share	1,059,945,523	1,066,482,064
Diluted earnings per common share	1,160,380,773	1,066,482,064
Common stock outstanding at the end of the period	1,064,276,127	1,067,152,804

Shipments of aluminum products (metric tons)	3,757,000	3,917,000

Alcoa and subsidiaries

Consolidated Balance Sheet (unaudited)

(in millions)

	December 31, 2011	September 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$1,939	$1,432
Receivables from customers, less allowances of $46 in 2011 and $44 in 2012	1,571	1,619
Other receivables	371	448
Inventories	2,899	2,973
Prepaid expenses and other current assets	933	1,303

Total current assets	7,713	7,775

Properties, plants, and equipment	37,608	37,718
Less: accumulated depreciation, depletion, and amortization	18,326	18,860

Properties, plants, and equipment, net	19,282	18,858

Goodwill	5,157	5,175
Investments	1,626	1,831
Deferred income taxes	3,546	3,494
Other noncurrent assets	2,796	3,058

Total assets	$40,120	$40,191

LIABILITIES
Current liabilities:
Short-term borrowings	$62	$591
Commercial paper	224	43
Accounts payable, trade	2,692	2,590
Accrued compensation and retirement costs	985	1,018
Taxes, including income taxes	438	405
Other current liabilities	1,167	1,344
Long-term debt due within one year	445	540

Total current liabilities	6,013	6,531

Long-term debt, less amount due within one year	8,640	8,350
Accrued pension benefits	3,261	2,754
Accrued other postretirement benefits	2,583	2,516
Other noncurrent liabilities and deferred credits	2,428	3,186

Total liabilities	22,925	23,337

EQUITY
Alcoa shareholders’ equity:
Preferred stock	55	55
Common stock	1,178	1,178
Additional capital	7,561	7,549
Retained earnings	11,629	11,447
Treasury stock, at cost	(3,952)	(3,882)
Accumulated other comprehensive loss	(2,627)	(2,777)

Total Alcoa shareholders’ equity	13,844	13,570

Noncontrolling interests	3,351	3,284

Total equity	17,195	16,854

Total liabilities and equity	$40,120	$40,191

Alcoa and subsidiaries

Statement of Consolidated Cash Flows (unaudited)

(in millions)

	Nine months ended September 30,
	2011 (a)	2012
CASH FROM OPERATIONS
Net income (loss)	$968	$(95)
Adjustments to reconcile net income (loss) to cash from operations:
Depreciation, depletion, and amortization	1,113	1,099
Deferred income taxes	(78)	(195)
Equity income, net of dividends	(28)	(3)
Restructuring and other charges	49	27
Net loss from investing activities—asset sales	1	—
Loss from discontinued operations	5	—
Stock-based compensation	70	54
Excess tax benefits from stock-based payment arrangements	(6)	(1)
Other	35	100
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
(Increase) in receivables	(419)	(174)
(Increase) in inventories	(608)	(65)
Decrease (increase) in prepaid expenses and other current assets	13	(18)
Increase (decrease) in accounts payable, trade	170	(109)
(Decrease) in accrued expenses	(195)	(82)
Increase in taxes, including income taxes	116	13
Pension contributions	(217)	(515)
(Increase) decrease in noncurrent assets	(92)	34
Increase in noncurrent liabilities	160	499
(Increase) in net assets held for sale	—	(3)

CASH PROVIDED FROM CONTINUING OPERATIONS	1,057	566
CASH USED FOR DISCONTINUED OPERATIONS	(6)	(2)

CASH PROVIDED FROM OPERATIONS	1,051	564

FINANCING ACTIVITIES
Net change in short-term borrowings (original maturities of three months or less)	(36)	29
Net change in commercial paper	107	(181)
Additions to debt (original maturities greater than three months)	1,254	886
Debt issuance costs	(17)	(3)
Payments on debt (original maturities greater than three months)	(1,122)	(793)
Proceeds from exercise of employee stock options	36	12
Excess tax benefits from stock-based payment arrangements	6	1
Dividends paid to shareholders	(98)	(98)
Distributions to noncontrolling interests	(253)	(71)
Contributions from noncontrolling interests	136	132

CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	13	(86)

INVESTING ACTIVITIES
Capital expenditures	(801)	(863)
Acquisitions, net of cash acquired	(240)	—
Proceeds from the sale of assets and businesses	(6)	13
Additions to investments	(216)	(241)
Sales of investments	5	11
Net change in short-term investments and restricted cash	—	51
Other	(11)	63

CASH USED FOR INVESTING ACTIVITIES	(1,269)	(966)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6)	(19)

Net change in cash and cash equivalents	(211)	(507)
Cash and cash equivalents at beginning of year	1,543	1,939

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,332	$1,432

(a)	The Statement of Consolidated Cash Flows for the nine months ended September 30, 2011 was revised to reflect the movement of the Global Foil business (one remaining plant located in Brazil) from held for sale classification in the fourth quarter of 2011. Management is no longer committed to a plan to sell the location and has refocused their efforts to drive higher profitability and is evaluating expanding the functionality of the plant so that it can manufacture certain products aimed at capturing new growth in Brazil.

Alcoa and subsidiaries

Segment Information (unaudited)

(dollars in millions, except realized prices; production and shipments in thousands of metric tons [kmt])

	1Q11	2Q11	3Q11	4Q11	2011	1Q12	2Q12	3Q12
Alumina:
Alumina production (kmt)	4,024	4,144	4,140	4,178	16,486	4,153	4,033	4,077
Third-party alumina shipments (kmt)	2,206	2,378	2,256	2,378	9,218	2,293	2,194	2,368
Third-party sales	$810	$926	$879	$847	$3,462	$775	$750	$764
Intersegment sales	$633	$723	$751	$620	$2,727	$617	$576	$575
Equity income (loss)	$3	$22	$2	$(2)	$25	$1	$1	$2
Depreciation, depletion, and amortization	$103	$112	$117	$112	$444	$114	$114	$120
Income taxes	$44	$60	$42	$33	$179	$(1)	$(6)	$(22)
After-tax operating income (ATOI)	$142	$186	$154	$125	$607	$35	$23	$(9)

Primary Metals:
Aluminum production (kmt)	904	945	964	962	3,775	951	941	938
Third-party aluminum shipments (kmt)	698	724	754	805	2,981	771	749	768
Alcoa’s average realized price per metric ton of aluminum	$2,682	$2,830	$2,689	$2,374	$2,636	$2,433	$2,329	$2,222
Third-party sales	$1,980	$2,145	$2,124	$1,991	$8,240	$1,944	$1,804	$1,794
Intersegment sales	$839	$922	$798	$633	$3,192	$761	$782	$691
Equity income (loss)	$1	$(1)	$(4)	$(3)	$(7)	$(2)	$(9)	$(5)
Depreciation, depletion, and amortization	$141	$142	$137	$136	$556	$135	$133	$130
Income taxes	$53	$55	$21	$(37)	$92	$(13)	$(19)	$(19)
ATOI	$202	$201	$110	$(32)	$481	$10	$(3)	$(14)

Global Rolled Products:
Third-party aluminum shipments (kmt)	446	473	454	407	1,780	452	484	483
Third-party sales	$1,892	$2,085	$1,974	$1,691	$7,642	$1,845	$1,913	$1,849
Intersegment sales	$69	$62	$48	$39	$218	$44	$44	$42
Equity loss	$—	$—	$—	$(3)	$(3)	$(1)	$(2)	$(1)
Depreciation, depletion, and amortization	$58	$60	$61	$58	$237	$57	$57	$57
Income taxes	$33	$35	$26	$10	$104	$49	$43	$44
ATOI	$81	$99	$60	$26	$266	$96	$95	$98

Engineered Products and Solutions:
Third-party aluminum shipments (kmt)	55	57	56	53	221	58	59	53
Third-party sales	$1,247	$1,370	$1,373	$1,355	$5,345	$1,390	$1,420	$1,367
Equity income	$1	$—	$—	$—	$1	$—	$—	$—
Depreciation, depletion, and amortization	$38	$41	$40	$39	$158	$40	$39	$39
Income taxes	$62	$72	$67	$59	$260	$72	$77	$79
ATOI	$130	$149	$138	$122	$539	$155	$160	$160

Reconciliation of ATOI to consolidated net income (loss) attributable to Alcoa:
Total segment ATOI	$555	$635	$462	$241	$1,893	$296	$275	$235
Unallocated amounts (net of tax):
Impact of LIFO	(24)	(27)	2	11	(38)	—	19	(7)
Interest expense	(72)	(106)	(81)	(81)	(340)	(80)	(80)	(81)
Noncontrolling interests	(58)	(55)	(53)	(28)	(194)	(5)	17	32
Corporate expense	(67)	(76)	(76)	(71)	(290)	(64)	(69)	(62)
Restructuring and other charges	(6)	(22)	(7)	(161)	(196)	(7)	(10)	(2)
Discontinued operations	(1)	(4)	—	2	(3)	—	—	—
Other	(19)	(23)	(75)	(104)	(221)	(46)	(154)	(258)

Consolidated net income (loss) attributable to Alcoa	$308	$322	$172	$(191)	$611	$94	$(2)	$(143)

The difference between certain segment totals and consolidated amounts is in Corporate.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited)

(dollars in millions)

Adjusted EBITDA Margin	Quarter ended
	September 30, 2011	June 30, 2012	September 30, 2012
Net income (loss) attributable to Alcoa	$172	$(2)	$(143)

Add:
Net income (loss) attributable to noncontrolling interests	53	(17)	(32)
Provision (benefit) for income taxes	55	13	(33)
Other expenses (income), net	31	22	(2)
Interest expense	125	123	124
Restructuring and other charges	9	15	2
Provision for depreciation, depletion, and amortization	376	363	366

Adjusted EBITDA	$821	$517	$282

Sales	$6,419	$5,963	$5,833

Adjusted EBITDA Margin	12.8%	8.7%	4.8%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Free Cash Flow	Quarter ended
	September 30, 2011	June 30, 2012	September 30, 2012
Cash from operations	$489	$537	$263

Capital expenditures	(325)	(291)	(302)

Free cash flow	$164	$246	$(39)

Free Cash Flow is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews cash flows generated from operations after taking into consideration capital expenditures due to the fact that these expenditures are considered necessary to maintain and expand Alcoa’s asset base and are expected to generate future cash flows from operations. It is important to note that Free Cash Flow does not represent the residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from the measure.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per-share amounts)

	Quarter ended
Adjusted Income	September 30, 2012
	(Loss) Income	Diluted EPS

Net loss attributable to Alcoa	$(143)	$(0.13)

Loss from discontinued operations	—

Loss from continuing operations attributable to Alcoa	(143)	(0.13)

Restructuring and other charges	2

Discrete tax items*	26

Other special items**	147

Income from continuing operations attributable to Alcoa—as adjusted	$32	0.03

Income from continuing operations attributable to Alcoa—as adjusted is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews the operating results of Alcoa excluding the impacts of restructuring and other charges, discrete tax items, and other special items (collectively, “special items”). There can be no assurances that additional special items will not occur in future periods. To compensate for this limitation, management believes that it is appropriate to consider both Loss from continuing operations attributable to Alcoa determined under GAAP as well as Income from continuing operations attributable to Alcoa—as adjusted.

*	Discrete tax items include unbenefitted losses in Italy, China, and Suriname ($35); a benefit as a result of including the anticipated gain from the sale of the Tapoco Hydroelectric Project in the calculation of the estimated annual effective tax rate ($12); and a net charge for other miscellaneous items ($3).
**	Other special items include an increase in the environmental reserve mostly related to the Grasse River remediation in Massena, NY and two new remediation projects at the smelter sites in Baie Comeau, Canada and Mosjøen, Norway ($120); a litigation reserve ($15); uninsured losses related to fire damage to the cast house at the Massena, NY location ($9); and a net unfavorable change in certain mark-to-market energy derivative contracts ($3).

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions)

Days Working Capital	Quarter ended
	September 30, 2011	June 30, 2012	September 30, 2012
Receivables from customers, less allowances	$1,943	$1,575	$1,619
Add: Deferred purchase price receivable*	—	141	81

Receivables from customers, less allowances, as adjusted	1,943	1,716	1,700
Add: Inventories	3,194	3,051	2,973
Less: Accounts payable, trade	2,488	2,633	2,590

Working Capital	$2,649	$2,134	$2,083

Sales	$6,419	$5,963	$5,833

Days Working Capital	38	33	33

Days Working Capital = Working Capital divided by (Sales/number of days in the quarter).

*	The deferred purchase price receivable relates to an arrangement to sell certain customer receivables to a financial institution on a recurring basis. Alcoa is adding back this receivable for the purposes of the Days Working Capital calculation.

Net Debt-to-Capital	Quarter ended September 30, 2012
	Debt-to- Capital	Cash and Cash Equivalents	Net Debt-to- Capital
Total Debt
Short-term borrowings	$591
Commercial paper	43
Long-term debt due within one year	540
Long-term debt, less amount due within one year	8,350

Numerator	$9,524	$1,432	$8,092

Total Capital
Total debt	$9,524
Total equity	16,854

Denominator	$26,378	$1,432	$24,946

Ratio	36.1%		32.4%

Net debt-to-capital is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management assesses Alcoa’s leverage position after factoring in available cash that could be used to repay outstanding debt.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures	Alumina		Primary Metals		Global Rolled Products			Engineered Products and Solutions
Adjusted EBITDA	Quarter ended
	June 30, 2012	September 30, 2012	June 30, 2012	September 30, 2012	March 31, 2011	June 30, 2012	September 30, 2012	September 30, 2012
After-tax operating income (ATOI)	$23	$(9)	$(3)	$(14)	$96	$95	$98	$160

Add:
Depreciation, depletion, and amortization	114	120	133	130	57	57	57	39
Equity (income) loss	(1)	(2)	9	5	1	2	1	—
Income taxes	(6)	(22)	(19)	(19)	49	43	44	79
Other	(3)	(1)	(1)	2	—	—	(2)	(1)

Adjusted EBITDA	$127	$86	$119	$104	$203	$197	$198	$277

Production (thousand metric tons) (kmt)	4,033	4,077	941	938

Adjusted EBITDA / Production ($per metric ton)	$31	$21	$126	$111

Total shipments (thousand metrictons) (kmt)					472	505	501

Adjusted EBITDA/Total shipments ($ per metric ton)					$430	$390	$395

Total sales								$1,367

Adjusted EBITDA Margin								20%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

10 October 2012 Alumina Limited Market Data on Commodity Prices and Foreign Exchange Rates

Disclaimer This document is not a prospectus or an offer of securities for subscription or sale in any jurisdiction. Some statements in this document are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document. Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts.

<3> LME aluminium prices (3 month) Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts Majority of AWAC’s 3rd party SGA shipments are linked to 3-month LME aluminium price, though proportion is reducing Daily 3-month LME aluminium Quarterly Average 3-month LME aluminium (2 month lag) Source: Thomson Reuters, October 2012 $2,391/t $2,601/t $2,577/t $2,318/t $2,106/t $2,191/t $1,959/t $1,972/t 1Q11 (Nov/Jan) 2Q11 (Feb/Apr) 3Q11 (May/Jul) 4Q11 (Aug/Oct) 1Q12 (Nov/Jan) 2Q12 (Feb/Apr) 3Q12 (May/Jul) Aug/Sept 2012 $1,800 $2,000 $2,200 $2,400 $2,600 $2,800 3Q12^ US$/t ^ Pricing relevant to AWAC 3Q sales due to lag

LME aluminium prices (3 month)

Daily 3-month LME aluminium

US$/t
$2,800
$2,600
$2,400
$2,200
$2,000
$1,800
3Q12^
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12
28 Sep 12

Quarterly Average 3-month LME aluminium (2 month lag)

<3>

Source: Thomson Reuters, October 2012

ALUMINA LIMITED

<4> Aluminium vs alumina: Recent price movements ¡?LME Aluminium price partially affected by macro economic sentiment and finance deals ¡?Platts alumina price assessments reflect physical supply and demand dynamics and other alumina fundamentals Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts Source: LME Aluminium: Thomson Reuters October 2012. Alumina: Platts October 2012 3 month LME aluminium vs Platts alumina spot index Spot based alumina prices have been relatively stable compared to LME aluminium price Indexed 85 90 95 100 105 110 115 120 Platts alumina 3 month LME aluminium

Aluminium vs alumina: Recent price movements

3 month LME aluminium vs Platts alumina spot index

120
115
110
105
100
95
90
85
Indexed
1 Jan 12
1 Feb 12
1 Mar 12
1 Apr 12
1 May 12
1 Jun 12
1 Jul 12
1 Aug12
1 Sep 12
28 Sep 12
Platts alumina
3 month LME aluminium

<4>

ALUMINA LIMITED

<5> Platts alumina spot index & implied LME linkage ¡?2012 alumina spot based prices have remained relatively stable, despite recent aluminium price volatility * 3 month LME linkage averaged 13.4% in 2010, ABARE Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts Source: Platts and Thomson Reuters, October 2012 Spot based alumina implied linkage has been above historical LME linked contract levels* Spot implied linkage to 3 month LME aluminium (RHS) Platts Australian FOB Spot Index (LHS) US$/t FOB Australia 13.0% 14.0% 15.0% 16.0% 17.0% 18.0% $300 $325 350 $375 $400 $425

Platts alumina spot index & implied LME linkage

US$/t FOB Australia
$425
$400
$375
$350
$325
$300
18.0%
17.0%
16.0%
15.0%
14.0%
13.0%
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12
28 Sep 12
Platts Australian FOB Spot Index (LHS)
Spot implied linkage to 3 month LME aluminium (RHS)

** 3 month LME linkage averaged 13.4% in 2010, ABARE*

Source: Platts and Thomson Reuters, October 2012

<5>

ALUMINA LIMITED

<6> US$/t FOB Australia 300 325 350 375 400 425 Platts alumina spot / index price Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWACcontracts Source: Platts, October 2012 ~40% of AWAC SGA shipments expected to be spot based pricing by end of 2012 3Q12^ ¡?Platts alumina price assessments reflect physical supply and demand dynamics and other alumina fundamentals ¡?2012 alumina spot based prices have remained relatively stable, despite recent aluminium price volatility ^ Pricing relevant to AWAC 3Q sales due to lag

Platts alumina spot / index price

425
400
375
350
325
300
US$/t
FOB Australia
3Q12^
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12
28 Sep 12

<6>

Source: Platts, October 2012

ALUMINA LIMITED

<7> LME aluminium (spot) and regional premiums Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWACcontracts Source: Thomson Reuters October 2012 (LHS) & CRU September 2012 (RHS) LME aluminium Spot (US$/t) Aluminium Regional Premium Japanese cif spot (US$/t) Aluminium price up in recent months, accentuated by continued increase in regional premiums $100 $150 $200 $250 $300 Q2’11a Q3’11a Q4’11a Q1’12a Q2’12a Q3’12e $1,800 $2,050 $2,300 $2,550 $2,800 3Q12^ 3Q12 ^ Pricing relevant to AWAC 3Q sales due to lag

LME aluminium (spot) and regional premiums

LME aluminium Spot (US$/t)
$2,800
$2,550
$2,300
$2,050
$1,800
3Q12^
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12
28 Sep 12

Aluminium Regional Premium
Japanese cif spot (US$/t)
$300
$250
$200
$150
$100
3Q12
Q2'11a
Q3'11a
Q4'11a
Q1'12a
Q2'12a
Q3'12e

<7>

ALUMINA LIMITED

<8> AWAC Refinery cost structure AWAC Refinery Energy Spend %*AWAC Refining Cost Structure* * Input proportions vary from period to period depending on a number of operating factors Prime energy sources: ¡?Gas: Western Australia and United States ¡?Oil: Jamaica, Spain and Suriname ¡?Coal: Brazil Conversion 35% Energy 29% Caustic 11% Bauxite 25% Gas 45% Oil 47% Coal 8% Source: * Alcoa 2Q 2011 ** Alumina 2011 Half Year Results

AWAC Refinery cost structure

AWAC Refining Cost Structure*

Bauxite
25%
Conversion
35%
Caustic
11%
Energy
29%

AWAC Refinery Energy Spend %**

Coal
8%
Gas
45%
Oil
47%

Prime energy sources:

<8>

ALUMINA LIMITED

<9> Foreign Exchange Refinery Nameplate Capacity^ Australia 52% USA 13% Suriname 13% Jamaica 5% Brazil 8% Spain 9% A$/US$* US$/Real* Euro/US$* ^Alumina 2011 Full Year Results AWAC is exposed to foreign currency fluctuations *Source: ThomsonReuters, October 2012 $0.95 $1.00 $1.05 $1.10 $1.20 $1.30 $1.40 $1.50 $1.50 $1.70 $1.90 $2.10 3Q12 3Q12 3Q12

Foreign Exchange

AWAC is exposed to foreign currency fluctuations

Refinery Nameplate Capacity^

Spain 9%
Brazil 8%
Jamaica 5%
Suriname 13%
USA 13%
Australia 52%

^Alumina 2011 Full Year Results

A$/US$*
3Q12
$1.10
$1.05
$1.00
$0.95
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12
28 Sep 12

Euro/US$*
3Q12
$1.50
$1.40
$1.30
$1.20
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12
28 Sep 12

US$/Real*
3Q12
$2.10
$1.90
$1.70
$1.50
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12
28 Sep 12

<9>

*Source: ThomsonReuters, October 2012

ALUMINA LIMITED

<10> Energy ¡?AWAC refineries using oil: – Spain – Suriname – Jamaica ¡?Costing is based on prior month spot, inventory reflects 1-2 months’ price lag ¡?Note: Brent Crude is used as an indicative proxy for movements in energy prices ¡?Point Comfort refinery on Henry Hub Gas Source: ThomsonReuters, October 2012 Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts Brent Crude (US$/bbl) Henry Hub (US$/MMBtu) Energy costs are an important component of alumina production costs $90 US$/bbl $110 $130 1.50 3.00 4.50 US$/MMBtu

Energy

Brent Crude (US$/bbl)
$130
$110
$90
US$/bbl
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12

Henry Hub (US$/MMBtu)
4.50
3.00
1.50
US$/MMBtu
1 Jan 11
1 Apr 11
1 Jul 11
1 Oct 11
1 Jan 12
1 Apr 12
1 Jul 12

- Point Comfort refinery on Henry Hub Gas

<10>

Source: ThomsonReuters, October 2012

ALUMINA LIMITED

<11> Caustic Soda ¡?AWAC pricing convention is based on spot and semi-annual reviews ¡?AWAC inventory reflects 3-6 months’ price lag Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts Source: CMAI, September 2012 Caustic Soda: (US$/t) Caustic soda prices fluctuate with chlorine demand and seasonal factors US$ Dry Short Ton. Spot average Caustic Soda FOB US Gulf Coast Caustic Soda FOB Northeast Asia $300 $400 $500 Jan-2011 Apr-2011 Jul-2011 Oct-2011 Jan-2012 Apr-12 Jul-2012

Caustic Soda

Caustic Soda: (US$/t)
US$ Dry Short Ton. Spot average
$500
$400
$300
Jan-2011
Apr-2011
Jul-2011
Oct-2011
Jan-2012
Apr-12
Jul-2012
Caustic Soda FOB US Gulf Coast
Caustic Soda FOB Northeast Asia

<11>

Source: CMAI, September 2012

ALUMINA LIMITED